May 9, 2025

Abizer Gaslightwala
President and Chief Executive Officer
Akari Therapeutics, Plc
22 Boston Wharf Road FL 7
Boston, MA 02210

       Re: Akari Therapeutics, Plc
           Registration Statement on Form S-3
           Filed May 6, 2025
           File No. 333-287012
Dear Abizer Gaslightwala:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Sam Zucker, Esq.